SEC 19011116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 67421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFI Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Superior Avenue East Suite 1700
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Dorsey 216-455-9990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti and Co. CPA
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive (Address) Mayfield Village (City) Ohio (State) 44143 (Zip Code)

SEC Mail Processing Section
NOV 25 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Dorsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI Capital Group, LLC, as of November 22, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERIN WHITEHEAD
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires 5/21/2023

SFI CAPITAL GROUP, LLC

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

INDEPENDENT AUDITOR'S REPORT

YEAR ENDED SEPTEMBER 30, 2019

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

YEAR ENDED SEPTEMBER 30, 2019

TABLE OF CONTENTS

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBERS AND BOARD OF MANAGERS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SFI Investments, LLC dba SFI Capital Group, LLC (the Company) as of September 30, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 10-12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI & CO.

Skoda Minotti

We have served as SFI Investments, LLC dba SFI Capital Group, LLC's auditor since 2012.
Cleveland, Ohio
November 20, 2019

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

ASSETS		
Cash	$	28,411
Accounts receivable		1,000
Accounts receivable - related party		6,160
Prepaid expense		804
	$	36,375

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	59
MEMBERS' EQUITY		36,316
	$	36,375

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2019

REVENUES		
Professional services		$ 83,420
EXPENSES		
Administrative expenses	$ 75,014	
Other expenses	7,574	82,588
NET INCOME		$ 832

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2019

Balance at October 1, 2018	$	35,484
Net income		832
Contributions		-
Distributions		-
Balance at September 30, 2019	$	36,316

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 832
Adjustments to reconcile net income to net cash used in operating activities:		
Cash provided by (used in) changes in the following items:		
Decrease in accounts receivable	$ 2,600	
Decrease in prepaid expenses	81	
Decrease in accounts payable	(3)	
Decrease in deferred revenue	(10,720)	(8,042)
Net cash used in operating activities		(7,210)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		-
Distributions		-
Net cash provided by financing activities		-
NET DECREASE IN CASH		(7,210)
CASH - BEGINNING OF YEAR		35,621
CASH - END OF YEAR		$ 28,411

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

SFI Investments, LLC dba SFI Capital Group, LLC (the Company), an Ohio Limited Liability Company, is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, California, Florida, Michigan, New York, and Indiana and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services to its clients. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Revenue Recognition

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primary investment banking. The Company's services include business acquisition advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Effective October 1, 2018, the Company recognizes revenues in accordance with the new standard established by the Financial Accounting Standards Board ("FASB"): Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of non financial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach. The adoption of Topic 606 did not have a material impact on the Company's financial statements as there were no adjustments recorded to previously recorded amounts.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable and Credit Policies

Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly or quarterly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Credit Policies (continued)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. As of September 30, 2019, management estimates that all accounts receivable are collectible and no valuation allowance has been recorded.

Income Taxes

The Company is an Ohio Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the September 30, 2019 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

Subsequent Events

Management has evaluated subsequent events through November 20, 2019, the date the financial statements were available to be issued. No subsequent events were identified for disclosure in the financial statements.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTIES

The Company has a management services agreement (the Agreement) with League Park Advisors, whereby League Park Advisors provides subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. For the year ended September 30, 2019, $54,588 of expenses were allocated to the Company under the agreement.

For the year ended September 30, 2019, registered representative fee revenues from related parties net of producer commissions totaled $73,920.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At September 30, 2019, the Company exceeded all net capital requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At September 30, 2019, the ratio was .0021 to 1.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to the exemption under Section (k)(2)(i) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(i) of Rule 15c3-3.

See the Report of Independent Registered Public Accounting Firm.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2019

FORM X-17A-5 LINE			
COMPUTATION OF NET CAPITAL:			
1	Total members' equity from statement of financial condition	$	36,316
2	Less: Members' equity not allowable for net capital		-
3	Total members' equity qualified for net capital		36,316
6D	Total other deductions		(7,964)
8	Net capital before haircuts on security positions		28,352
9	Haircuts on securities pursuant to 15c3-1		-
10	Net capital	$	28,352
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
11	Minimum net capital required	$	4
12	Minimum dollar requirement	$	5,000
13	Net capital requirement	$	5,000
14	Excess net capital		
	Net capital	$	28,352
	Less: Net capital requirement		(5,000)
	Total	$	23,352
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$	22,352
AGGREGATE INDEBTEDNESS:			
16 and 19	Aggregate indebtedness liabilities	$	59
20	Ratio of aggregate indebtedness to net capital		0%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1		0%

See the Report of Independent Registered Public Accounting Firm.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2019

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total members' equity from statement of financial condition	$ 36,316	$ 35,316	$ 1,000
Other deductions	(7,964)	(7,964)	-
Haircuts on securities pursuant to 15c3-1	-	-	-
Net capital	$ 28,352	$ 27,352	$ 1,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 5,000	$ 5,000	$ -
Net capital requirement	$ 5,000	$ 5,000	$ -
Excess net capital			
Net capital	$ 28,352	$ 27,352	$ 1,000
Less: Net capital requirement	(5,000)	(5,000)	-
Total	$ 23,352	$ 22,352	$ 1,000
Net capital, less certain adjustments	$ 22,352	$ 23,558	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 59	$ 59	$ -
Ratio of aggregate indebtedness to net capital	0.00	0.00	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Report of Independent Registered Public Accounting Firm.

ASSERTIONS REGARDING EXEMPTION PROVISIONS

I, as member of management of SFI Investments, LLC dba SFI Capital Group, LLC ("we" or "the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions").

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2019 without exception.

SFI Investments, LLC

By:

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE MEMBERS AND BOARD OF MANAGERS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

We have reviewed management's statements, included in the accompanying Report of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) SFI Investments, LLC dba SFI Capital Group, LLC (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
November 20, 2019

yw 12/26